UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry ID (NIRE): 33300275410
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 11, 2007

I. DATE, TIME AND VENUE: On June 11, 2007, at 10:30 am, at Contax Participações S/A’s (“Company”) headquarters, located at Rua do Passeio, 48 a 56, parte, Centro, in the City and State of Rio de Janeiro. II. CALL NOTICE: The call notice was individually sent to the Board Members. III. ATTENDANCE: Members representing the totality of the Board Members in office. IV. PRESIDING BOARD: Chairman: Mr. Ronaldo Iabrudi dos Santos Pereira, and Secretary: Mrs. Luciene Sherique. V. AGENDA: (1) Corporate Action: Change in the Board of Directors’ Composition. VI. RESOLUTIONS: Item 1: The Board Members registered the resignation request dated June 4, 2007 from the Alternate Board Member, Mr. Alexandre Jereissati Legey and decided to appoint, as a supplementary mandate until the General Meeting to be held in 2009, according to Article 150 of Law 6.404/76, as alternate member for Board Member Mr. Pedro Jereissati, Mr. SERGIO BERNSTEIN, Brazilian citizen, married, civil engineer, bearer of ID card (RG) 5.850.726, issued by SSP/SP, and Taxpayers’ Card (CPF/MF) number 007.296.208 -91, with office located at Rua Chucri Zaidan, n.° 920, 16º andar, in the City and State of São Paulo. The new Board Member stated not to have committed any crime that could prevent him to take on the position, and has made the statement in accordance with Paragraph 4 of Article 147 of Law 6.404/76. VII. CLOSING: There being no further issues to address, the meeting was closed for the drawing up of the present minutes, which were read, approved and signed by all the Board Members present: Rio de Janeiro, June 11, 2007. Signatures: Ronaldo Iabrudi dos Santos Pereira (Chairman); Otavio Marques de Azevedo; Pedro Jereissati; Fabio Schvartsman; Eduardo Klingelhoefer de Sá; Luiz Eduardo Falco Pires Correia; José Luis Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento. This is a true copy of the original minutes drawn up in the Company’s records.

Luciene Sherique
Secretary

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS' MEETING OF CONTAX PARTICIPACOES S.A.
June 11, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.